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                     PRUDENTIAL JENNISON SERIES FUND, INC.
                             Gateway Center Three
                              100 Mulberry Street
                         Newark, New Jersey 07102-4077

                               November 14, 1997


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

        Re:     Prudential Jennison Series Fund, Inc.
                Registration Statement on Form N-14
                File No. 333-38087

Ladies and Gentlemen:

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                                Very truly yours,

                                                /s/ S. Jane Rose

                                                S. Jane Rose
                                                Agent for Service